EXHIBIT 12 (A)

SIERRA PACIFIC RESOURCES

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$(129,375)	$(300,851)	$32,898	$(46,253)	$50,029
Income Taxes	(82,939)	(171,993)	(16,634)	(31,749)	26,364

Income (Loss) From Continuing Operations before Income Taxes	(212,314)	(472,844)	16,264	(78,002)	76,393
Fixed Charges	390,548	301,148	243,874	209,937	133,364
Capitalized Interest	(5,976)	(5,270)	(2,801)	(10,634)	(8,000)
Preferred Stock Dividend Requirement	(6,000)	(6,000)	(5,692)	(5,383)	(3,385)

Total	$166,258	$(182,966)	$251,645	$115,918	$198,372

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$384,548	$295,148	$238,182	$204,554	$129,979
Preferred Stock Dividend Requirement	6,000	6,000	5,692	5,383	3,385

Total	$390,548	$301,148	$243,874	$209,937	$133,364

RATIO OF EARNINGS TO FIXED CHARGES	—	—	1.03	—	1.49
DEFICIENCY	$224,290	$484,114	$—	$94,019	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC. “Earnings” represent pre-tax income (or Loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC, fixed charges and capitalized interest.